Exhibit 99.1

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
 Kristine Walczak (general investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

GRUPO TMM, S.A. ANNOUNCES CONFERENCE CALL
RELATING TO ITS EXCHANGE OFFERS

(Mexico City, May 1, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) ("Grupo TMM") announced today it will host a conference call on Tuesday, May 6, 2003, at 10 a.m. Eastern Time to discuss details concerning its current exchange offers for its outstanding 9 1/2 percent Notes due 2003 and its 10 1/4 percent Notes due 2006. The event will be carried live via a conference call, and investors will have the opportunity to listen to the call by dialing 888-603-9856 (domestic) or 773-756-4799 (international) at least five minutes prior to the start of the call.

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo.

The exchange offers and related consent solicitations are made solely by the prospectus, dated April 29, 2003, the related letter of transmittal and consent, and any amendments or supplements thereto. Copies of the prospectus and transmittal materials can be obtained from Mellon Investor Services LLC, the information agent for the exchange offers and consent solicitations, at the following address:

Mellon Investor Services
44 Wall Street, 7th Floor
New York, NY 10005
(888) 689-1607 (toll free)
(917) 320-6286 (banks and brokers)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Grupo TMM notes. The exchange offers and consent solicitations are not being made to, nor will tenders be accepted from, or on behalf of, holders of existing notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where securities, blue sky laws or other laws require the exchange offers and consent solicitations to be made by a licensed broker or dealer, the exchange offers and consent solicitations will be deemed to be made on behalf of Grupo TMM by the dealer manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.